Exhibit 4.7

THIRD AMENDMENT TO

OCUPHIRE PHARMA, INC.

2021 INDUCEMENT PLAN

WHEREAS, Opus Genetics, Inc. (the “Company”) has heretofore adopted the Ocuphire Pharma, Inc. 2021 Inducement Plan, as amended (the “Plan”); and

WHEREAS, the Company wishes to amend the Plan to increase the number of shares of common stock of the Company, par value $0.0001 per share, available for issuance under the Plan;

NOW, THEREFORE, the Plan shall be amended, effective as the date hereof, as follows:

1.  The first sentence of Section 3(a) is deleted and replaced with the following:

Subject to Section 9(a) relating to Capitalization Adjustments, the aggregate number of shares of Common Stock that may be issued pursuant to Awards will not exceed 3,325,258 shares (the “Share Reserve”).

2.  Except as modified herein, the remaining terms of the Plan shall remain unchanged and in full force and effect.